

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 20, 2016

<u>Via E-mail</u>
Colin Marshall
Chief Executive Officer
Cloud Peak Energy Resources LLC
505 S. Gillette Ave.
Gillette, Wyoming 82716

> **Re: Cloud Peak Energy Resources LLC**
> **Application for Qualification of Indenture on Form T-3**
> **Filed September 12, 2016**
> **File No. 022-29026**

Dear Mr. Marshall:

This is to advise you that we have not reviewed and will not review your application for qualification of the trust indenture.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Trust Indenture Act of 1939 and applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Section 307 of the Trust Indenture Act of 1939 and the rules thereunder regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933, and the Securities Exchange Act of 1934.

Please contact Michael Killoy, Staff Attorney, at (202) 551-7576 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Shelly Barber, Esq.
       Vinson & Elkins L.L.P.